SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2006

GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Appoints New Chief Financial Officer

Vienna, Virginia and Montpellier, France — November 30, 2006 — Genesys Conferencing (Euronext Eurolist C: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, today announced the appointment of Andrew G. Lazarus as its Executive Vice President, Chief Financial Officer.  Effective today, he will oversee all of Genesys Conferencing’s financial functions in replacement of Michael Savage.

Since joining Genesys Conferencing in 2003 as Executive Vice President, Chief Strategy Officer, Andrew Lazarus’s priority has been to help implement initiatives to strengthen the company’s capital structure, improve its operating structure and position it to better pursue growth opportunities.

Andrew Lazarus has 15 years of experience advising companies on the development and implementation of financial strategies. Prior to joining Genesys Conferencing, he was an executive director of investment banking at CIBC WorldMarkets, where he concentrated on executing corporate finance and strategic transactions for telecommunications companies. He holds an M.B.A. from the Stern School of Business at New York University and a B.S. in accounting and finance from Babson College, in Wellesley, Massachusetts.

“Andrew has the knowledge, experience and leadership to further unify the activities of our worldwide financial team while focusing on initiatives for enhancing company value,” commented Francois Legros, Genesys Conferencing’s Chairman and CEO.  “I would like to thank Michael Savage for his contributions and years of service to the company.”

Genesys Conferencing—Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organisations worldwide, including more than 200 of the Fortune Global 500.  The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia conferencing solution that is easy to use and available on demand.  With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist C in France (FR0004270270) and on the NASDAQ in the U.S. (GNSY).  Additional information is available at www.genesys.com.

At Genesys Conferencing

Marine Pouvreau
Investor Relations Manager
Phone: +1 703-749-2500
marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 30, 2006

GENESYS SA

By:	/s/ François Legros
Name:	François Legros
Title:	Chairman and Chief Executive Officer